Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 108-A-II dated December 2, 2008

Term Sheet
Product Supplement No. 108-A-II
Registration Statement No. 333-155535
Dated June 19, 2009; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
10.50%† per annum Upside Auto Callable Single Observation Reverse Exchangeable Notes due June 25, 2010 Linked to Units of United States Natural Gas Fund, LP

† The actual interest rate will be determined on the pricing date and will not be less than 10.50% per annum.

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, to accept the risks of owning equities in general and the common stock of United States Natural Gas Fund, LP, in particular, to assume the risk that the notes will be automatically called and the investor will receive less interest than if the notes are not automatically called, and, if the notes are not automatically called, to lose some or all of their principal at maturity.
- If the notes are not automatically called, the notes will pay at least 10.50% per annum interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($7.66 initially) as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 25 2010*.
- If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or a cash payment equal to the Cash Value that will depend on the closing price of the Reference Stock on a single day (the Observation Date), together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth in "Key Terms" below, including those set forth under "Key Terms — Payment at Maturity" below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 108-A-II, supersede the terms set forth in product supplement no. 108-A-II. Please refer to "Supplemental Terms of the Notes" in this term sheet for more information.**

Key Terms

Reference Stock:	Units of United States Natural Gas Fund, LP (NYSE Arca symbol "UNG"), which we refer to as "the common stock of United States Natural Gas Fund." We refer to United States Natural Gas Fund, LP as "United States Natural Gas Fund."
Interest Rate:	• at least 10.50% per annum if the notes are not automatically called; or • if the notes are automatically called: • at least 2.625% if the notes are automatically called on the first Call Date; • at least 5.25% if the notes are automatically called on the second Call Date; • at least 7.875% if the notes are automatically called on the third Call Date; or • at least 10.50% if the notes are automatically called on the final Call Date, in each case equivalent to at least 10.50% per annum, paid monthly and calculated on a 30/360 basis. The actual interest rate will be determined on the pricing date and will not be less than 10.50% per annum.
Automatic Call:	If on any of the four (4) Call Dates, the closing price of the Reference Stock is greater than the Initial Share Price, the notes will be automatically called on that Call Date.
Payment if Called:	If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.
Protection Amount:	$7.66, which is equal to **50.00% of the Initial Share Price, subject to adjustments.**
Pricing Date:	On or about June 19, 2009
Settlement Date:	On or about June 25, 2009
Call Dates*:	September 22, 2009 (first Call Date), December 22, 2009 (second Call Date), March 22, 2010 (third Call Date) and June 22, 2010 (final Call Date, which is also the Observation Date)
Call Settlement Dates*:	September 25, 2009 (first Call Settlement Date), December 25, 2009 (second Call Settlement Date), March 25, 2010 (third Call Settlement Date) and June 25, 2010 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Call Date specified above.
Observation Date*:	June 22, 2010
Maturity Date*:	June 25, 2010
CUSIP:	48123L2S2
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the 25th calendar day of each month (each such date, an "Interest Payment Date"), commencing July 25, 2009, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information.
Payment at Maturity:	If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless the Final Share Price has declined from the Initial Share Price by more than the Protection Amount ($7.66 initially). If the notes are not automatically called and the Final Share Price has declined from the Initial Share Price by more than the Protection Amount ($7.66 initially), at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the Cash Value. **The Cash Value will most likely be substantially less than the principal amount of your notes, and may be zero.**
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	Set equal to $15.32, which was the closing price of the Reference Stock on June 18, 2009. **The Initial Share Price is not the closing price of the Reference Stock on the pricing date.** The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 108-A-II for further information about these adjustments.
Final Share Price:	The closing price of the Reference Stock on the Observation Date.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" or "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 108-A-II.

Investing in the Upside Auto Callable Single Observation Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 108-A-II and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note			
Total			

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $50.80 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $31.25 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $31.25 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMSI may be more or less than $50.80 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-37 of the accompanying product supplement no. 108-A-II.

The total aggregate principal amount of notes being offered by this term sheet may not be purchased by investors in the offering. Under these circumstances, JPMSI will retain the unsold portion of the offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of notes will not exceed 15% of the aggregate principal amount of notes. Any unsold portion may affect the supply of the notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

June 19, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 108-A-II and this term sheet if you so request by calling toll-free 866-535-9248. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 108-A-II dated December 2, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 108-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 108-A-II dated December 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005840/e33746_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, the concept of a "Monitoring Period," as described in the accompanying product supplement no. 108-A-II, is not applicable. Instead, if the notes are not automatically called, whether you will receive at maturity the principal amount of your notes or a cash payment equal to the Cash Value will depend on the closing price of the Reference Stock on a single day (the Observation Date) only, which we also refer to as the Final Share Price, as more fully described under "Key Terms — Payment at Maturity" in this term sheet. Accordingly, you should disregard the definition for the "Monitoring Period" in the accompanying product supplement no. 108-A-II, and you should deem references in the accompanying product supplement no. 108-A-II to (a) "the Monitoring Period" to be "the Observation Date," and (b) "on any day during the Monitoring Period" or "during the Monitoring Period" to be "on the Observation Date."

In addition, for purposes of this offering, if the notes are not automatically called and the Final Share Price has declined from the Initial Share Price by more than the Protection Amount ($7.66 initially), the calculation agent has elected to deliver the Cash Value only (plus accrued and unpaid interest) at maturity. Accordingly, the concept of a "Physical Delivery Amount" as described in the accompanying product supplement no. 108-A-II is not applicable.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay (1) if the notes are not automatically called, at least 10.50% per annum interest over the term of the notes, or (2) if the notes are automatically called: (i) at least 2.625% if called on the first Call Date, (ii) at least 5.25% if called on the second Call Date; (iii) at least 7.875% if called on the third Call Date or (iv) at least 10.50% if call on the final Call Date, in each case equivalent to at least 10.50% per annum interest, from the issue date to but excluding the applicable Call Settlement Date, each of which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. The actual interest rate will be determined on the pricing date and will not be less than 10.50% per annum. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of (1) if the notes are not automatically called, at least 10.50% per annum interest over the term of the notes, or (2) if the notes are automatically called, (i) at least 2.625% if called on the first Call Date, (ii) at least 5.25% if called on the second Call Date; (iii) at least 7.875% if called on the third Call Date or (iv) at least 10.50% if call on the final Call Date, in each case equivalent to at least 10.50% per annum interest, from the issue date to but excluding the applicable Call Settlement Date. Interest will be payable monthly in arrears on the 25th calendar day of each month (each such date, an "Interest Payment Date"), commencing July 25, 2009, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in July 2009 shall be payable on July 27, 2009.

- **POTENTIAL EARLY EXIT WITH FULL PRINCIPAL PROTECTION AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing price of the Reference Stock is greater than the Initial Share Price on any of the four (4) Call Dates, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price by more than the Protection Amount ($7.66 initially) on the Observation Date. **However, if the notes are not automatically called, if the Final Share Price declines from the Initial Share Price by more than the Protection Amount ($7.66 initially), you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 108-A-II. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a cash-settled Put Option written by you that is automatically terminable in circumstances where the Automatic Call occurs and that, if not terminated, requires you to accept at maturity, instead of the principal amount of your notes, the Cash Value (plus any accrued and unpaid interest) and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the cash-settled Put Option. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on June 18, 2009 we would have treated 14.76% of each coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, including as a result of an automatic call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 108-A-II dated December 2, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal if the notes are not automatically called. If the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price has declined from the Initial Share Price by more than the Protection Amount ($7.66 initially). Under certain circumstances, you will receive at maturity a cash payment equal to the Cash Value that will depend on the closing price of the Reference Stock on a single day (the Observation Date). The Cash Value will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — The notes will be called before maturity if the closing price of the Reference Stock is greater than the Initial Share Price on any of the four (4) the Call Dates. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE** — If the notes are not automatically called and the closing price of the Reference Stock on the Observation Date (*i.e.,* the Final Share Price) declines below the Initial Share Price minus the Protection Amount ($7.66 initially), you will be fully exposed to any depreciation in the Reference Stock. Because the Final Share Price will be determined based on the closing price on a single trading day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the Initial Share Price minus the Protection Amount ($7.66 initially). This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.
- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Call Settlement Date or Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — If the notes are not automatically called, unless the Final Share Price has declined, as compared to the Initial Share Price, by more than the Protection Amount ($7.66 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in United States Natural Gas Fund, such as voting rights or dividend payments. In addition, United States Natural Gas Fund will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the Reference Stock and the notes.
- **NO AFFILIATION WITH UNITED STATES NATURAL GAS FUND** — We are not affiliated with United States Natural Gas Fund. We assume no responsibility for the adequacy of the information about United States Natural Gas Fund contained in this term sheet or in product supplement no. 108-A-II. You should make your own investigation into the Reference Stock and United States Natural Gas Fund. We are not responsible for United States Natural Gas Fund's public disclosure of information, whether contained in SEC filings or otherwise.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with United States Natural Gas Fund, including extending loans to, or making equity investments in, United States Natural Gas Fund or providing advisory services to United States Natural Gas Fund. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to United States Natural Gas Fund, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of United States Natural Gas Fund as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 108-A-II.

Public Information

All information contained herein on the Reference Stock and on United States Natural Gas Fund is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, United States Natural Gas Fund is a commodity pool that primarily invests in exchange-traded futures contracts for natural gas, crude oil, heating oil, gasoline and other petroleum-based fuels, with the aim of tracking the movements of the spot price of natural gas delivered at the Henry Hub, Louisiana. The units of the United States National Gas Fund (which we refer to as "the common stock of United States Natural Gas Fund") are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are listed on the NYSE Arca, Inc., which we refer to as the Relevant Exchange for purposes of United States Natural Gas Fund in the accompanying product supplement no. 108-A-II. Information provided to or filed with the SEC by United States Natural Gas Fund pursuant to the Exchange Act can be located by reference to SEC file number 001-33096, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from April 20, 2007 through June 12, 2009. The United States Natural Gas Fund began trading on April 18, 2007. The closing price of the Reference Stock on June 18, 2009 was $15.32. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that United States Natural Gas Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $15.30
- the Interest Rate: 10.50% per annum if the note is held to maturity
- the Protection Amount (in U.S. dollars): $7.65

  2.625% (equivalent to 10.50% per annum) if the note is automatically called on the first Call Date

  5.25% (equivalent to 10.50% per annum) if the note is automatically called on the second Call Date

  7.875% (equivalent to 10.50% per annum) if the note is automatically called on the third Call Date

  10.50% (equivalent to 10.50% per annum) if the note is automatically called on the final Call Date

Hypothetical Highest Closing Price on any of the Call Dates	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity*	Payment on applicable Call Settlement Date*	Total Value of Payment Received at Maturity or on applicable Call Settlement Date*
$30.60	N/A	N/A	N/A	$1,000.00	$1,000.00
$22.95	N/A	N/A	N/A	$1,000.00	$1,000.00
$19.13	N/A	N/A	N/A	$1,000.00	$1,000.00
$16.07	N/A	N/A	N/A	$1,000.00	$1,000.00
$15.30	**$15.30**	**100.00%**	**$1,000.00**	**N/A**	**$1,000.00**
$15.30	$14.54	95.00%	$1,000.00	N/A	$1,000.00
$13.77	$12.24	80.00%	$1,000.00	N/A	$1,000.00
$10.71	$7.65	50.00%	$1,000.00	N/A	$1,000.00
$9.95	$6.12	40.00%	$400.00	N/A	$400.00
$6.12	$3.83	25.03%	$250.33	N/A	$250.33
$4.59	$0.00	0.00%	$0.00	N/A	$0.00

* Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, the Cash Value or the principal amount of your notes in cash or (2) on the applicable Call Settlement Date, $1,000 in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock on the first Call Date is $16.07. Because the closing price the Reference Stock of $16.07 on the first Call Date is greater than the Initial Share Price of $15.30, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $15.30, and the Final Share Price is $14.54. Because the highest closing price of the Reference Stock of $15.30 on any of the Call Dates was equal to the Initial Share Price of $15.30, the notes are not automatically called. Because the Final Share Price of $14.54 is less than the Initial Share Price of $15.30 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $9.95, and Final Share Price is $6.12, a decline of more than the Protection Amount. Because the highest closing price of the Reference Stock of $9.95 on any of the Call Dates was less than the Initial Share Price of $15.30, the notes are not automatically called. Because the Final Share Price of $6.12 is less than the Initial Share Price of $15.30 by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Reference Stock is $6.12, the total value of your final payment at maturity is $400.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, at least $105.00 over the term of the notes or (2) if the notes are automatically called: (i)at least $26.25 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) at least $52.50 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) at least $78.75 if called on the third Call Date from the issue date to but excluding the final Call Settlement Date or (iv) at least $105.00 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. The actual interest rate will be determined on the pricing date an will not be less than 10.50% per annum. If the notes are held to maturity, the actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. The Initial Share Price is $15.32 and the Protection Amount is $7.66, in each case subject to adjustments.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this amended and restated term sheet, which will be the fourth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —

Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to Units of United States Natural Gas Fund, LP

TS-6